Watts, Griffis and McOuat Consulting Geologists and Engineers

March 26, 2007

CONSENT OF FIRM

To the Board of Directors of Eldorado Gold Corporation

I consent to:

1.	The incorporation by reference in this annual report on Form 40-F of March 30, 2007 for the year ended December 31, 2006, of the description of the reports titled:

	a.	“Addendum to a review of operations at Sao Bento Mineracao, Brazil for Eldorado Gold Corporation” dated April 27, 2000 and revised May 10, 2000;

	b.	“Review of Operations at Sao Bento Mineracao, Brazil for Eldorado Corporation Ltd.”, dated May 13, 1996; and

	c.	“Review of Ore Reserves and Metallurgical Operations at Sao Bento Mineracao, Brazil for Omar Muhtadi Inc.”, dated February 5, 1996 (the “Reports”);

2.	The information that forms the summary of the Reports and the description of certain mineral reserve estimates and other information pertaining to the Sao Bento Mine and to the use of my name under this annual report as a named expert.

Dated as of the 27th day of March 2007.

Sincerely, WATTS, GRIFFIS AND McOUAT LIMITED

Per:	Albert W. Workman, P.Geo.
Vice-President

WATTS, GRIFFIS AND McOUAT LIMITED: Suite 400 • 8 King Street East • Toronto • Canada • M5C 1B5 Tel: (416) 364-6244 • Fax: (416) 864-1675 • E-mail: wgm@wgm.on.ca • Web: www.wgm.on.ca